                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                AMENDMENT NO. 4



                              Insilco Corporation
                 --------------------------------------------
                               (Name of Issuer)



                   Common Stock (Par Value $.001 per share)
                 --------------------------------------------
                        (Title of Class of Securities)



                                   457659704
                 --------------------------------------------
                                (CUSIP Number)



                           David J. Greenwald, Esq.
                             Goldman, Sachs & Co.
                                85 Broad Street
                           New York, New York 10004
                                (212) 902-1000
                 --------------------------------------------
           (Name, address and telephone number of person authorized
                    to receive notices and communications)


                                 April 1, 1996
                 --------------------------------------------
            (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: _____

Check the following box if a fee is being paid with this statement: ____

                              page 1 of 21 pages

- -----------
CUSIP NO.
457659704
- -----------

- ---------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

    Water Street Corporate Recovery Fund I, L.P.
- ---------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group

                                                        (a) _____
                                                        (b) _____
- ---------------------------------------------------------------------
3.  SEC Use Only

- ---------------------------------------------------------------------
4.  Source of Funds

     00-WC
- ---------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)

                                                               []
- ---------------------------------------------------------------------
6.  Citizenship or place of Organization

        Delaware
- --------------------------------------------------------------------
Number of       7  Sole Voting Power
Shares
Beneficially          -0-
                ------------------------------
Owned By        8  Shared Voting Power
Each
Reporting              5,850,494
                ------------------------------
Person With     9  Sole Dispositive Power
                          -0-
                ------------------------------
                10  Shared Dispositive Power

                          5,850,494
                ------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

         5,850,494
- -------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                       []
- --------------------------------------------------------

13.  Percent of Class Representing by Amount in Row (11)

         62.6%
- --------------------------------------------------------
14.  Type of Reporting Person

             PN
- --------------------------------------------------------


                              page 2 of 21 pages

- --------------------
CUSIP NO.
457659704
- ---------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

    The Goldman Sachs Group, L.P.
- ---------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group

                                                       (a) _____
                                                       (b) _____
- ---------------------------------------------------------------------
3.  SEC Use Only

- ---------------------------------------------------------------------
4.  Source of Funds

        WC
- ---------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
                                                                 []

- ---------------------------------------------------------------------
6.  Citizenship or place of Organization

        Delaware
- ---------------------------------------------------------------------
Number of       7  Sole Voting Power
Shares
Beneficially         334
                --------------------------
Owned By        8  Shared Voting Power
Each
Reporting          5,850,494
                --------------------------
Person With     9  Sole Dispositive Power

                   334
                ------------------------------
                10  Shared Dispositive Power

                             5,850,494
                ------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

         5,850,828
- ---------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                        []
- ---------------------------------------------------------
13.  Percent of Class Representing by Amount in Row (11)

         62.6%
- ---------------------------------------------------------
14.  Type of Reporting Person

             HC-PN
- ---------------------------------------------------------


                              page 3 of 21 pages

- ----------------
CUSIP NO.
457659704
- ----------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

     Goldman, Sachs & Co.
- --------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group

                                                     (a) _____
                                                     (b) _____
- --------------------------------------------------------------------
3.  SEC Use Only

- --------------------------------------------------------------------
4.  Source of Funds

                       WC
- --------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)

                                                               [X]

- --------------------------------------------------------------------
6.  Citizenship or place of Organization

                                            New York
- --------------------------------------------------------------------
Number of       7  Sole Voting Power
Shares
Beneficially           -0-
                -----------------------------
Owned By        8  Shared Voting Power
Each
Reporting              5,850,494
                -----------------------------
Person With     9  Sole Dispositive Power

                       -0-
                -----------------------------
                10 Shared Dispositive Power

                        5,850,494
                -----------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      5,850,494
- ----------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                        []
- ----------------------------------------------------------
13.  Percent of Class Representing by Amount in Row (11)

         62.6%
- ----------------------------------------------------------
14.  Type of Reporting Person

        BD-PN
- ----------------------------------------------------------


                              page 4 of 21 pages

                              AMENDMENT NO. 4 TO
                              ------------------
                                 SCHEDULE 13D
                        RELATING TO THE COMMON STOCK OF
                              INSILCO CORPORATION


     Water Street Corporate Recovery Fund I, L.P. ("Water Street"), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, L.P. ("GS Group" and, collectively with Water Street and Goldman Sachs, the "Reporting Persons")* hereby amend and supplement the statement on Schedule 13D filed with respect to the common stock, par value $.001 per share (the "Common Stock"), of Insilco Corporation, a Delaware corporation (the "Company"), as most recently amended by Amendment No. 3 thereto dated May 15, 1995 (as amended, the "Schedule 13D"). Unless otherwise indicated, all capitalized terms not otherwise defined herein shall have the same meanings as those set forth in the Schedule 13D.

     This Amendment No. 4 is being filed to report an increase in the percentage of the outstanding shares of Common Stock beneficially owned by the Filing Persons, which change resulted from a decrease in the number of outstanding shares of Common Stock. In addition, the number of shares of Common Stock beneficially owned by the Filing Persons has increased by 16,000 as a result of the vesting of options, which were issued pursuant to the Company's nonemployee director stock incentive plan.

     Item 2.   Identity and Background.
               -----------------------


- ------------------
* Neither the present filing nor anything contained herein shall be construed as an admission that Water Street, Goldman Sachs or GS Group constitute a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, or that Water Street, Goldman Sachs and GS Group constitute a "group" for any purpose.


                              pages 5 of 21 pages

     Item 2 is hereby amended by the amendments to Schedule I and Schedule II hereto, which have been amended to read in their entirety as attached hereto.


     Item 5.   Interest in Securities of the Issuer.
               ------------------------------------
     Item 5(a) is hereby amended to add the following:


     (a) As of the date hereof, Water Street beneficially owns an aggregate of 5,850,494 shares of Common Stock, including 48,000 shares of Common Stock issuable upon the exercise of options (24,000 shares at an exercise price of $17 per share and 24,000 shares at an exercise price of $30 per share). Such options were issued pursuant to the Company's nonemployee director stock incentive plan. Based upon the foregoing, Water Street beneficially owns approximately 62.6% of the Common Stock reported by the Company to be outstanding (as indicated in the Company's Form 10-Q, dated March 31, 1996, filed with the Securities and Exchange Commission). As of the date hereof, GS Group owns an aggregate of 334 shares of Common Stock and, in addition, each of GS Group and Goldman Sachs may be deemed to be the beneficial owner of the 5,850,494 shares of Common Stock owned by Water Street, representing approximately 62.6% of the Common Stock reported to be outstanding.



                              page 6 of 21 pages

                                   Signature
                                   ---------
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 WATER STREET CORPORATE RECOVERY FUND I, L.P.

                                 By:  Goldman, Sachs & Co.,  its General Partner


                                      By  /s/ Terence M. O'Toole
                                      -----------------------------------------
                                          Name: Terence M. O'Toole
                                          Title:  General Partner


                                 GOLDMAN, SACHS & CO.


                                     By   /s/ Terence M. O'Toole
                                     ------------------------------------------
                                          Name:  Terence M. O'Toole
                                          Title:  General Partner


                                 THE GOLDMAN SACHS GROUP, L.P.


                                     By   /s/ Terence M. O'Toole
                                     ------------------------------------------
                                          Name: Terence M. O'Toole
                                          Title:  General Partner



Dated: August 12, 1996



                              page 7 of 21 pages

                                   SCHEDULE I
                                   ----------

     The following table sets forth the name of each of the general partners of Goldman, Sachs & Co. (other than The Goldman Sachs Group, L.P.) and of The Goldman Sachs Group, L.P. Unless otherwise indicated, the business address of each person listed below is 85 Broad Street, New York, NY 10004, and, unless otherwise indicated, each natural person listed below is a citizen of the United States of America. Nobuyoshi John Ehara Inc., Jun Makihara Inc., Masanori Mochida Inc., Hideo Ishihara, Inc. and Oki Matsumoto, Inc., the only corporate general partners of Goldman, Sachs & Co. and The Goldman Sachs Group, L.P., were each incorporated in the State of Delaware. The principal occupation of each natural person listed below and the principal business of each of Nobuyoshi John Ehara Inc., Jun Makihara Inc., Masanori Mochida Inc., Hideo Ishihara, Inc. and Oki Matsumoto, Inc. is as a general partner of Goldman, Sachs & Co.

Name and Citizenship          Business Address
- ---------------------         ----------------

The persons listed below who have an asterisk marked next to their name are members of the Executive Committee of The Goldman Sachs Group, L.P.

Jon Z. Corzine*

Henry M. Paulson, Jr.*

Roy J. Zuckerberg*

David M. Silfen*

Richard M. Hayden             133 Fleet Street
                              London EC4A 2BB, England

Robert J. Hurst*

Howard C. Katz

Peter K. Barker               333 South Grand Avenue
                              Los Angeles, CA 90071

Eric S. Dobkin

Willard J. Overlock, Jr.


Jonathan L. Cohen



                              page 8 of 21 pages

Name and Citizenship         Business Address
- --------------------         ----------------

Fredric B. Garonzik

Kevin W. Kennedy

William C. Landreth           4900 Sears Tower
                              Chicago, IL  60606

Daniel M. Neidich

Edward Spiegel

Robert F. Cummings, Jr.

Angelo DeCaro

Steven G. Einhorn

David B. Ford

David M. Leuschen

Michael R. Lynch

Michael D. McCarthy

Donald C. Opatrny, Jr.

Thomas E. Tuft

Michael P. Mortara

Lloyd C. Blankfein

John P. Curtin, Jr.           150 King Street West
                              Toronto M5H 1J9, Canada

Gavyn Davies                  133 Fleet Street
United Kingdom                London EC4A 2BB, England

Dexter D. Earle

Nobuyoshi John Ehara          12-32, Akasaka 1-chome



                              page 9 of 21 pages

Name and Citizenship         Business Address
- --------------------         ----------------

Japan                        Minato-ku, Tokyo 107,  Japan

Nobuyoshi John Ehara Inc.

J. Christopher Flowers

Gary Gensler

Charles T. Harris III

Thomas J. Healey

Stephen Hendel

Robert E. Higgins

Robert J. Katz

Ernest S. Liu

Eff W. Martin                555 California Street
                             San Francisco, CA 94104

Charles B. Mayer, Jr.

Michael J. O'Brien           133 Fleet Street
United Kingdom               London EC4A 2BB, England

Mark Schwartz

Stephen M. Semlitz

Robert K. Steel

John A. Thain*               133 Fleet Street
                             London EC4A 2BB, England

John L. Thornton             133 Fleet Street
                             London EC4A 2BB, England


Bracebridge H. Young, Jr.    133 Fleet Street



                              page 10 of 21 pages

Name and Citizenship         Business Address
- --------------------         ----------------


                             London EC4A 2BB, England

Joseph R. Zimmel

Barry L. Zubrow

Gary L. Zwerling

Jonathan R. Aisbitt          133 Fleet Street
United Kingdom               London EC4A 2BB, England

Andrew M. Alper

William J. Buckley

Frank L. Coulson, Jr.

Connie Kadrovach Duckworth   4900 Sears Tower
                             Chicago, IL  60606

Richard A. Friedman

Alan R. Gillespie            133 Fleet Street
United Kingdom               London EC4A 2BB, England


Joseph H. Gleberman

Jacob D. Goldfield

Steven M. Heller

Ann F. Kaplan

Robert S. Kaplan

Peter D. Kiernan III

John P. McNulty

T. Willem Mesdag             Messe Turm 60308
                             Frankfurt am Main, Germany


                              page 11 of 21 pages

Name and Citizenship         Business Address
- --------------------         ----------------

Gaetano J. Muzio             555 California Street
                             San Francisco, CA  94104

Robin Illgen Neustein

Timothy J. O'Neill

Scott M. Pinkus

John J. Powers

Stephen D. Quinn

Arthur J. Reimers            133 Fleet Street
                             London EC4A 2BB, England

James P. Riley, Jr.

Richard A. Sapp              133 Fleet Street
                             London EC4A 2BB, England

Donald F. Textor

Thomas B. Walker III

Patrick J. Ward              133 Fleet Street
                             London EC4A 2BB, England

Jeffrey M. Weingarten        133 Fleet Street
                             London EC4A 2BB, England

Jon Winkelried

Richard  Witten

Carlos A. Cordeiro           133 Fleet Street
                             London EC4A 2BB, England

John O. Downing

W. Mark Evans                3 Garden Road
Canada                       Hong Kong



                              page 12 of 21 pages

Name and Citizenship         Business Address
- --------------------         ----------------
 Michael D. Fascitelli

Sylvain M. Hefes             2 Rue de Thann
France                       Paris, France  75017

Reuben Jeffery III           133 Fleet Street
                             London EC4A 2BB, England
Lawrence H. Linden

Jun Makihara                 12-32, Akasaka 1-chome
Japan                        Minato-ku, Tokyo 107, Japan

Jun Makihara Inc.

Masanori Mochida             12-32, Akasaka 1-chome
Japan                        Minato-ku, Tokyo 107, Japan

Masanori Mochida Inc.

Robert B. Morris III         133 Fleet Street
                             London EC4A 2BB, England

Philip D. Murphy             Messe Turm, D-6000
                             Frankfurt am Main 1, Germany

Suzanne M. Nora Johnson      333 South Grand Avenue
                             Los Angeles, CA 90071

Terence M. O'Toole

Gregory K. Palm              133 Fleet Street
                             London EC4A 2BB, England

Carl G.E. Palmstierna        133 Fleet Street
Sweden                       London EC4A 2BB, England

Michael G. Rantz             133 Fleet Street
                             London EC4A 2BB, England

J. David Rogers

Joseph Sassoon               133 Fleet Street


                              page 13 of 21 pages

Name and Citizenship         Business Address
- --------------------         ----------------
Israel                       London EC4A 2BB, England
Peter Savitz                 133 Fleet Street
                             London EC4A 2BB, England

Charles B. Seelig Jr.

Ralph F. Severson            555 California Street
                             San Francisco, CA 94104

Gene T. Sykes                333 South Grand Avenue
                             Los Angeles, CA 90071

Gary A. Syman                12-32, Akasaka 1-chome
                             Minato-ku, Tokyo 107, Japan

Leslie C. Tortora

John L. Townsend

Lee G. Vance                 133 Fleet Street
                             London EC4A 2BB, England

David A. Viniar

John S. Weinberg

Peter A. Weinberg

Laurence M. Weiss

George W. Wellde Jr.         12-32, Akasaka 1-Chome
                             Minato-Ku, Tokyo 107, Japan

Jaime E. Yordan

Sharmin Mossauar-Rahmani
United Kingdom

Hideo Ishihara               12-32, Akasaka 1-chome
Japan                        Minato-ku, Tokyo 107, Japan

Hideo Ishihara Inc.

Paul M. Achleitner           Messe Turm 60308




                             pages 14 of 21 pages

Name and Citizenship         Business Address
- --------------------         ----------------

Austria                      Frankfurt am Main, Germany

Armen A. Avanessians

Joel S. Beckman

David W. Blood               133 Fleet Street
                             London  EC4A 2BB, England

Zachariah Cobrinik           12-32, Akasaka 1-Chome
                             Minato-Ku, Tokyo 107, Japan

Gary D. Cohn                 133 Fleet Street
                             London  EC4A 2BB, England

Christopher A. Cole

Henry Cornell                3 Garden Road
                             Hong Kong

Robert V. Delaney

Joseph Della Rosa

J. Michael Evans             133 Fleet Street
Canada                       London  EC4A 2BB, England

Lawton W. Fitt

Joseph D. Gatto

Peter C. Gerhard

Nomi P. Ghez
Israel

David T. Hamamoto

Walter H. Haydock            Munsterhof 4
                             8022 Zurich, Switzerland

David L. Henle

Francis J. Ingrassia



                              page 15 of 21 pages

Name and Citizenship         Business Address
- --------------------         ----------------

Scott B. Kapnick             133 Fleet Street
                             London  EC4A 2BB, England


Kevin M. Kelly

John C. Kleinert

Jonathan L. Kolatch

Peter S. Kraus

Robert Litterman

Jonathan M. Lopatin

Thomas J. Macirowski

Peter G.C. Mallinson         3  Garden Road
United Kingdom               Hong Kong

Oki Matsumoto                12-32 Akasaka 1-chome
Japan                        Minato-ku, Tokyo 107, Japan

Oki Matsumoto, Inc.

E. Scott Mead                133 Fleet Street
                             London EC4A 2BB, England

Eric M. Mindich

Steven T. Mnuchin

Thomas K. Montag

Edward A. Mule

Kipp M. Nelson               133 Fleet Street
                             London  EC4A 2BB, England

Christopher K. Norton

Robert J. O'Shea

Wiet H. Pot                  133 Fleet Street



                              page 16 of 21 pages

Name and Citizenship         Business Address
- --------------------         ----------------
Netherlands                  London  EC4A 2BB, England

Jack L. Salzman

Eric S. Schwartz

Michael F. Schwerin

Richard S. Sharp             133 Fleet Street
United Kingdom               London  EC4A 2BB, England

Richard G. Sherlund

Michael S. Sherwood          133 Fleet Street
United Kingdom               London  EC4A  2BB, England

Cody J. Smith

Daniel W. Stanton

Esta E. Stecher

Fredric E. Steck

Byron D. Trott               4900 Sears Tower
                             Chicago  60606

Barry S. Volpert

Peter S. Wheeler             3 Garden Road
United Kingdom               Hong Kong

Anthony G. Williams          133 Fleet Street
United Kingdom               London  EC4A 2BB, England

Gary W. Williams

Tracy R. Wolstencroft        100 Crescent Court, Suite 1000
                             Dallas, Texas  75201

Danny O. Yee                 3 Garden Road
                             Hong Kong

Michael J. Zamkow




                              page 17 of 21 pages

Name and Citizenship         Business Address
- --------------------         ----------------

Mark A. Zurack

John P. Curtin, Jr., L.L.C.

Terence James O'Neill

Peter D. Sutherland          133 Fleet Street
Irish                        London  EC4A 2BB, England



                              page 18 of 21 pages

                                  SCHEDULE II
                                  -----------


     The name, business address, present principal occupation or employment and citizenship of each controlling person, if any, director and executive officer of each general partner of Goldman Sachs & Co. or The Goldman Sachs Group that is a corporation are set forth below.

I.      NOBUYOSHI JOHN EHARA INC.

     Nobuyoshi John Ehara Inc. is controlled by Nobuyoshi John Ehara, its President and one of its directors. The business address of each person listed below other than Nobuyoshi John Ehara is 85 Broad Street, New York, New York 10004, and each such person is a citizen of the United States of America. The business address of Nobuyoshi John Ehara, a citizen of Japan, is the Ark Mori Building, 12-32, Akasaka 1-chome, Minato-Ku, Tokyo 107, Japan.

Name and Business Address           Position         Present Principal Occupation
- ---------------------------  ----------------------  ----------------------------

Robert J. Katz               Director and            General Partner of Goldman,
                             Chairman of the Board   Sachs & Co.

Nobuyoshi John Ehara         President and Director  General Partner of Goldman,
Sachs & Co.

David A. Viniar              Director                General Partner of Goldman,
Sachs & Co.

Esta E. Stecher              Vice Chairman of the    General Partner of Goldman,
                             Board and Treasurer     Sachs & Co.

James B. McHugh              Secretary               Vice President of Goldman,
Sachs & Co.

II. MASANORI MOCHIDA INC.

     Masanori Mochida Inc. is controlled by Masanori Mochida, its President and one of its directors. The business address of each person listed below other than Masanori Mochida is 85 Broad Street, New York, New York 10004, and each such person is a citizen of the United States of America. The business address of Masanori Mochida, a citizen of Japan, is 12-32, Akasaka 1-chome, Minato-ku, Tokyo 107, Japan.

Name and Business Address           Position         Present Principal Occupation
- ---------------------------  ----------------------  ----------------------------

Robert J. Katz               Director and            General Partner of Goldman,
                             Chairman of the Board   Sachs & Co.

Masanori Mochida             President and Director  General Partner of Goldman,




                              page 19 of 21 pages

                                                     Sachs & Co.

David A. Viniar              Director                General Partner of Goldman,
Sachs & Co.

Esta E. Stecher              Vice Chairman of the    General Partner of Goldman,
                             Board and Treasurer     Sachs & Co.

James B. McHugh              Secretary               Vice President of Goldman,
Sachs & Co.

III. JUN MAKIHARA INC.

          Jun Makihara Inc. is controlled by Jun Makihara, its President and one of its directors. The business address of each person listed below other than Jun Makihara is 85 Broad Street, New York, New York 10004, and each such person is a citizen of the United States of America. The business address of Jun Makihara, a citizen of Japan, is 12-32, Akasaka 1-chome, Minato-ku, Tokyo 107, Japan.

Name and Business Address         Position                     Present Principal Occupation
- ---------------------------  -------------------               ----------------------------

Robert J. Katz               Director and                      General Partner of Goldman,
                             Chairman of the Board             Sachs & Co.

Jun Makihara                 President and Director            General Partner of Goldman,
                                                               Sachs & Co.

David A. Viniar              Director                          General Partner of Goldman,
                                                               Sachs & Co.

Esta E. Stecher              Vice Chairman of the              General Partner of Goldman,
                             Board and Treasurer  Sachs & Co.

James B. McHugh              Secretary                         Vice President of Goldman,
                             Sachs & Co.

IV.  HIDEO ISHIHARA INC.

     Hideo Ishihara Inc. is controlled by Hideo Ishihara, its President and one of its directors. The business address of each person listed below other than Hideo Ishihara is 85 Broad Street, New York, New York 10004, and each such person is a citizen of the United States of America. The business address of Hideo Ishihara, a citizen of Japan, is the Ark Mori Building, 12-32, Akasaka 1-chome, Minato-Ku, Tokyo 107, Japan.

Name and Business Address           Position         Present Principal Occupation
- ---------------------------  ----------------------  ----------------------------

Robert J. Katz               Director and            General Partner of Goldman,




                              page 20 of 21 pages

                             Chairman of the Board   Sachs & Co.

Hideo Ishihara               President and Director  General Partner of Goldman,
                                                     Sachs & Co.

David A. Viniar              Director                General Partner of Goldman,
                                                     Sachs & Co.

Esta E. Stecher              Vice Chairman of the    General Partner of Goldman,
                             Board and Treasurer     Sachs & Co.

James B. McHugh              Secretary               Vice President of Goldman,
                                                     Sachs  & Co.

V.   OKI MATSUMOTO INC.

          Oki Matsumoto Inc. is controlled by Oki Matsumoto, its President and one of its directors. The business address of each person listed below other than Oki Matsumoto is 85 Broad Street, New York, New York 10004, and each such person is a citizen of the United States of America. The busines address of Oki Matsumoto, a citizen of Japan, is the Ark Mori Building, 12-32, Akasaka 1-chome, Minato-Ku, Tokyo 107, Japan.

Name and Business Address               Position             Present Principal Occupation
- ---------------------------  ------------------------------  ----------------------------

Robert J. Katz               Director, Chairman of the       General Partner of Goldman,
                             Board and Vice President        Sachs & Co.

Oki Matsumoto                President and Director          General Partner of Goldman,
                                                             Sachs & Co.

Esta E. Stecher              Director, Vice Chairman of the  General Partner of Goldman,
                             Board, Vice President and       Sachs & Co.
                             Treasurer

James B. McHugh              Secretary                       Vice President of Goldman,
                                                             Sachs  & Co.




                              page 21 of 21 pages